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SCHEDULE 13D

Under the Securities Exchange Act of 1934

Trimeris, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title Class of Securities)

896263100
(CUSIP Number)
HealthCor Management, L.P. Carnegie Hall Tower 152 West 57th Street, 47th Floor New York, New York 10019 Attention: Mr. Steven J. Musumeci (212) 622-7888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP NO.  896263100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON HealthCor Management, L.P. 20-2893581

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 2,000,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 2,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.01%

14	TYPE OF REPORTING PERSON PN

CUSIP NO.  896263100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON HealthCor Associates, LLC 20-2891849

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 2,000,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 2,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.01%

14	TYPE OF REPORTING PERSON OO- limited liability company

CUSIP NO.  896263100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON HealthCor Offshore, Ltd. N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 1,316,564 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 1,316,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,316,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.93%

14	TYPE OF REPORTING PERSON OO-limited company

CUSIP NO.  896263100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON HealthCor Hybrid Offshore, Ltd. N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 304,665 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 304,665

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,665

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.37%

14	TYPE OF REPORTING PERSON OO-limited company

CUSIP NO.  896263100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON HealthCor Group, LLC 51-0551771

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 378,771 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 378,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.71%

14	TYPE OF REPORTING PERSON OO-limited liability company

CUSIP NO.  896263100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON HealthCor Capital, L.P. 51-0551770

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 378,771 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 378,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.71%

14	TYPE OF REPORTING PERSON PN

CUSIP NO.  896263100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON HealthCor L.P. 20-3240266

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 378,771 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 378,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.71%

14	TYPE OF REPORTING PERSON PN

CUSIP NO.  896263100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON Arthur Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 2,000,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 2,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.01%

14	TYPE OF REPORTING PERSON IN

CUSIP NO.  896263100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON Joseph Healey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 2,000,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 2,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.01%

14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

Title and Class of Securities:

Common Stock, $0.001 par value per share (the “Common Stock”)

Name and Address of Principal Executive Offices of Issuer:

Trimeris, Inc. (the “Company” or the “Issuer”)

3500 Paramount Parkway
Morrisville, North Carolina 27560

Item 2. Identity and Background

This statement is being filed by the following:

(i) HealthCor Management, L.P., a Delaware limited partnership, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

(ii) HealthCor Associates, LLC, a Delaware limited liability company, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

(iii) HealthCor Offshore, Ltd., a Cayman Islands limited company, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

(iv) HealthCor Hybrid Offshore, Ltd., a Cayman Islands limited company, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

(v) HealthCor Group, LLC, a Delaware limited liability company, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

(vi) HealthCor Capital, L.P., a Delaware limited partnership, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

(vii) HealthCor, L.P., a Delaware limited partnership, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

(viii) Joseph Healey; Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019; and

(ix) Arthur Cohen, 12 South Main Street, #203 Norwalk, Connecticut 06854. Both Mr. Healey and Mr. Cohen are United States citizens.

HealthCor, L.P., HealthCor Offshore, Ltd. and HealthCor Hybrid Offshore, Ltd. (the “HealthCor Funds”) are the three beneficial owners of the Common Stock. The investment manager of each of these funds is HealthCor Management, L.P. HealthCor Associates, LLC is the general partner of HealthCor Management, L.P. and Arthur Cohen and Joseph Healey are the managers of HealthCor Associates, LLC. The general partner of HealthCor, L.P. is HealthCor Capital, L.P. and the general partner of HealthCor Capital, L.P. is HealthCor Group, LLC.

Collectively, the foregoing entities and individuals will be referred to as “HealthCor”. The principal business of HealthCor is the providing of investment advisory services to the HealthCor Funds. No officer or director of HealthCor other than Messrs. Healey and Cohen holds a controlling number of ownership shares or membership interests or has voting or investment power.

During the last five years, no member of HealthCor has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock of the Issuer were paid for by cash provided by the HealthCor Funds that are managed by HealthCor Management, L.P.  Such cash consists of capital contributions from investors in the HealthCor Funds and the capital appreciation thereon. The principal purpose of HealthCor is the buying and selling of securities and interests in domestic and foreign securities, and a variety of equity or equity-related instruments, including, without limitation, swaps, options, futures and forward contracts.

The total amount HealthCor has paid for the shares of Common Stock is $11,416,776.

Item 4. Purpose of Transaction

The shares of Common Stock reported in Item 5 were acquired for investment purposes, without the intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. However, HealthCor is interested in having discussions with the Issuer’s management concerning the Issuer’s current prospects and various strategies for maximizing shareholder value, and has requested a meeting for that purpose with the Issuer’s management. HealthCor may also engage in discussions with other investors of the Company with respect to such factors.

HealthCor will also continue to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer’s operations and other factors, specifically management’s ability to maximize shareholder value. In particular, HealthCor may purchase additional shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time.

Other than as discussed above, HealthCor has no plans or proposals with respect to any of the matters set forth in Item 4(a)-(j) of Schedule 13D. However, HealthCor reserves the right to change its plans and intentions at any time as it deems appropriate with respect to all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) - (b) Items 7-10 of each of the cover pages of th is Schedule 13D are incorporated by reference herein. As of August 8, 2007, HealthCor beneficially owned in the aggregate 2,000,000 shares of Common Stock which represents approximately 9.01% of the Company's Common Stock based upon 22,201,072 shares of Common Stock of the Company issued and outstanding as of June 27, 2007 as reported in the Company's Preliminary Proxy Statement filed under Schedule 14A on July 13, 2007.

The HealthCor Funds are the beneficial owners of the Common Stock of the Issuer. As the investment manager of each of these funds, HealthCor Management, L.P. may also be deemed to be the beneficial owner of the Common Stock.

As the general partner of HealthCor, L.P., HealthCor Capital, L.P., and its general partner, HealthCor Group, LLC, may be deemed the beneficial owners of that portion of the Common Stock beneficially owned by HealthCor, L.P.

HealthCor Associates, LLC, the general partner of HealthCor Management, L.P., may also be deemed to be the beneficial owner of the Common Stock. The managers of HealthCor Associates, LLC, Arthur Cohen and Joseph Healey, have both voting and investment power with respect to the Common Stock reported herein, and therefore may also be deemed to be the beneficial owners of such Common Stock.

As a result of the foregoing, HealthCor comprises a “group” within the meaning of Section 13(d)(3) of the Exchange Act. HealthCor may not be able to vote certain shares of Common Stock at the Company’s annual meeting currently scheduled for August 14, 2007 if those shares were aquired after the record date for the meeting; HealthCor may attempt to obtain proxies for any such shares from their holders in order to vote them.

The filing of this Statement and any future amendment by HealthCor, and the inclusion of information herein or therein with respect to HealthCor Associates, LLC, HealthCor, L.P., HealthCor Offshore, Ltd., HealthCor Hybrid Offshore, Ltd., HealthCor Capital, L.P., HealthCor Group, LLC, and Messrs. Cohen and Healey, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. HealthCor Associates, LLC, HealthCor, L.P., HealthCor Offshore, Ltd., HealthCor Hybrid Offshore, Ltd., HealthCor Capital, L.P., HealthCor Group, LLC and Messrs. Cohen and Healey disclaim any beneficial ownership of the shares covered by this Statement.

(c) HealthCor has made the following open-market purchases of shares of Common Stock during the last 60 days as follows:

Date	Number of Shares	Price Per Share
06/08/07	110,000	6.68
06/26/07	15,000	6.80
06/27/07	100,000	6.76
06/28/07	25,000	6.86
06/29/07	25,000	6.82
07/02/07	50,000	6.65
07/05/07	50,000	6.48
07/09/07	50,000	6.43
07/11/07	25,000	6.66
07/16/07	10,000	6.69
07/17/07	50,000	6.59
07/18/07	2,500	6.58
07/19/07	37,500	6.61
07/20/07	10,000	6.52
07/24/07	15,000	6.49
07/26/07	3,200	6.28

07/27/07	6,800	6.26
07/30/07	75,000	6.27
07/31/07	50,000	6.29
07/31/07	100,000	6.25
07/31/07	10,000	6.35
07/31/07	50,000	6.36
07/31/07	75,000	6.31
08/01/07	99,900	6.26
08/01/07	6,300	6.29
08/01/07	3,800	6.23
08/01/07	75,000	6.24
08/02/07	70,000	6.15
08/03/07	100,000	6.12
08/06/07	110,000	6.01
08/07/07	65,000	5.93

(d) No person, other than HealthCor Management, L.P., has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of HealthCor, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among HealthCor, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1.
Joint Filing Agreement, dated as of August 8, 2007 among HealthCor Management, L.P., HealthCor Associates, LLC, HealthCor, L.P., HealthCor Offshore, Ltd., HealthCor Hybrid Offshore, Ltd., HealthCor Capital, L.P., HealthCor Group, LLC, Joseph Healey and Arthur Cohen.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 8, 2007

	HealthCor Management, L.P., for itself and as manager on behalf of (i) HealthCor Offshore, Ltd. and (ii) HealthCor Hybrid Offshore, Ltd.		HealthCor Associates, LLC
			By:	/s/ Steven J. Musumeci
By:	HealthCor Associates, LLC, its general partner		Name: Steven J. Musumeci Title: Chief Operating Officer

	By:	/s/ Steven J. Musumeci
	Name: Steven J. Musumeci		HealthCor Group, LLC
Title: Chief Operating Officer
			By:	/s/ Steven J. Musumeci
	HealthCor Capital, L.P., for itself and as general partner on behalf of HealthCor, L.P.		Name: Steven J. Musumeci Title: Chief Operating Officer

By:	HealthCor Group, LLC, its general partner		/s/ Joseph Healey

Joseph Healey, Individually
	By:	/s/ Steven J. Musumeci	/s/ Arthur Cohen
Name: Steven J. Musumeci
	Title: Chief Operating Officer		Arthur Cohen, Individually

EXHIBIT INDEX

Exhibit 1.
Joint Filing Agreement, dated as of August 8, 2007 among HealthCor Management, L.P., HealthCor Associates, LLC, HealthCor, L.P., HealthCor Offshore, Ltd., HealthCor Hybrid Offshore, Ltd., HealthCor Capital, L.P., HealthCor Group, LLC, Joseph Healey and Arthur Cohen.

Exhibit 1

AGREEMENT OF JOINT FILING

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:	August 8, 2007

	HealthCor Management, L.P., for itself and as manager on behalf of (i) HealthCor Offshore, Ltd. and (ii) HealthCor Hybrid Offshore, Ltd.		HealthCor Associates, LLC
			By:	/s/ Steven J. Musumeci
By:	HealthCor Associates, LLC, its general partner		Name: Steven J. Musumeci Title: Chief Operating Officer

	By:	/s/ Steven J. Musumeci
	Name: Steven J. Musumeci		HealthCor Group, LLC
Title: Chief Operating Officer
			By:	/s/ Steven J. Musumeci
	HealthCor Capital, L.P., for itself and as general partner on behalf of HealthCor, L.P.		Name: Steven J. Musumeci Title: Chief Operating Officer

By:	HealthCor Group, LLC, its general partner		/s/ Joseph Healey

Joseph Healey, Individually
	By:	/s/ Steven J. Musumeci	/s/ Arthur Cohen
Name: Steven J. Musumeci
	Title: Chief Operating Officer		Arthur Cohen, Individually